SUB-ITEM 77c


                          VAN KAMPEN MONEY MARKET FUND


A Special Meeting ("Meeting") of Shareholders of Van Kampen Money Market Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                          Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization..............326,524,168       16,789,313       20,436,309           0